Exhibit 3.6

CASH TECHNOLOGIES, INC.

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS AND NUMBER OF SHARES OF SERIES G CUMULATIVE CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law

The undersigned President and Secretary, respectively, of CASH TECHNOLOGIES, INC., a Delaware corporation (the “Corporation”), certify that pursuant to authority granted to and vested in the Board of Directors of the corporation by the provisions of the Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors has duly adopted the following resolutions creating the Series G Cumulative Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the corporation of the Corporation’s Certificate of Incorporation, a series of preferred stock of the corporation be, and it hereby is, created out of the 1,000,000 shares of authorized but unissued shares of the preferred stock, par value $.01 per share, of the Corporation, such series to be designated Series G Cumulative Convertible Preferred Stock (the “Series G Preferred Stock”) and to consist of 3,000 shares, par value $.01 per share;

RESOLVED FURTHER, that the shares of Series G Preferred Stock be divided into four separate sub-series, consisting of the following number of shares and to be designated as follows: (a) 1,000 shares of “Series G-1 Preferred,” (b) 500 shares of “Series G-2 Preferred,” (c) 500 shares of “Series G-3 Preferred,” and (d) 1,000 shares of “Series G-4 Preferred;”

RESOLVED FURTHER, that Series G-1 Preferred, Series G-2 Preferred, Series G-3 Preferred, and Series G-4 Preferred shall have the following rights, preferences, privileges and other qualifications, limitations or restrictions (in addition to those set forth in the Corporation’s Certificate of Incorporation):

Certain Definitions

Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified.

Common Stock. The term “Common Stock” shall mean the shares of common stock, par value $.001 per share of the Corporation.

Conversion Date. The term “Conversion Date” shall have the meaning set forth in subparagraph 4(d) below.

Conversion Price. The term “Conversion Price” shall mean the price used to determine the Conversion Rate and the number of shares of Common Stock into which each share of Series G Preferred Stock can be converted. The Conversion Price shall be equal to 80% of the Market Price on the Conversion Date; provided, however, that in no event shall the Conversion Price of any sub-series of Series G Preferred Stock be greater than the maximum price in the Conversion

Rate Bracket for such sub-series, or less than the minimum price in the Conversion Rate Bracket for such sub-series.

Conversion Rate Bracket. The term “Conversion Rate Bracket” for each sub-series of Series G Preferred Stock refers to the maximum Conversion Price and the minimum Conversion Price for that sub-series of Series G Preferred. The Conversion Rate Brackets for each sub-series of Series G Preferred Stock shall be the following: (i) For the Series G-1 Preferred, the Conversion Price shall not be less than $1.75 or more than $2.75; (ii) For the Series G-2 Preferred, the Conversion Price shall not be less than $2.00 or more than $3.00; (iii) For the Series G-3 Preferred, the Conversion Price shall not be less than $2.25 or more than $3.25; and (iv) For the Series G-4 Preferred, the Conversion Price shall not be less than $2.50 or more than $3.50. For example, if the Trading Price on the Conversion Date is $3.81, the Conversion Price in effect for the Series G-1 Preferred would be $2.75 (the maximum Conversion Price, since 80% of $3.81 exceeds the $2.75 maximum price), the Conversion Price for the Series G-2 Preferred would be $3.00, the Conversion Price for the Series G-3 Preferred would be $3.048 (80% of $3.81), and the Conversion Price for the Series G-4 Preferred would also be $3.048.

Conversion Rate. The “Conversion Rate” for any sub-series share of Series G Preferred Stock shall be determined by dividing (i) the sum of the Stated Value and any unpaid dividends that have accrued through the Conversion Date, by (ii) the Conversion Price as in effect for that sub-series on the Conversion Date.

Conversion Shares. The shares of Common Stock issued or issuable to the holders of the Series G Preferred Stock upon conversion thereof in accordance with the terms hereof.

Dividend Date. The term “Dividend Date” shall mean May 31st of each year that any share of the Series G Preferred Stock is outstanding, commencing on May 31, 2005. If any Dividend Date is not a business day, such Dividend Date shall be the next succeeding business day.

Issue Date. The term “Issue Date” shall mean July 20, 2004.

Junior Stock. The term “Junior Stock” shall mean any class or series of capital stock of the Corporation ranking junior to the Series G Preferred Stock in respect of the right to receive dividends and/or assets upon the liquidation, dissolution or winding up of the affairs of the Corporation. The shares of Common Stock shall be Junior Stock.

Market Price. The term “Market Price” means the average of the last sale prices for the Corporation’s Common Stock for the 20 trading days prior to such Conversion Date, as reported on the American Stock Exchange (or (i) in the event that the Common Stock is not traded on the American Stock Exchange, the primary stock exchange on which the Common Stock is then listed or (ii) or in the event that the Common Stock is not traded on the American Stock Exchange or another stock exchange, then the Nasdaq Stock Market or (iii) or in the event that the Common Stock is not traded on the American Stock Exchange or another exchange or the Nasdaq Stock Market, then in accordance with quotes which may be available for the Common Stock on the OTC Bulletin Board or the Pink Sheets LLC). If the Common Stock is not quoted by any such organization and no such last sales prices are available, the Market Price shall be the fair market value of the Common Stock as determined by the Corporation’s Board of Directors in good faith.

Series G Preferred Stock. The term “Series G Preferred Stock” shall mean all of the shares of Series G-1 Preferred, Series G-2 Preferred, Series G-3 Preferred, and Series G-4 Preferred collectively, without regard to sub-series.

Senior Stock. The term “Senior Stock” shall mean any class or series of stock of the Corporation issued after the Issue Date ranking senior to the Series G Preferred Stock in respect of the right to receive dividends and/or the right to receive assets upon the liquidation, dissolution or winding up of the affairs of the Corporation. In addition, Senior Stock shall mean and include all shares of the Corporation’s Series A 8% Cumulative Convertible Preferred Stock, the Corporation’s Series B 8% Cumulative Convertible Preferred Stock, the Corporation’s Series C 8% Convertible Preferred Stock, and the Corporation’s Series E 10% Cumulative Convertible Preferred Stock.

Stated Value. For the purposes of calculating (i) amounts payable per share of Series G Preferred Stock upon liquidation, dissolution or winding up of the affairs of the Corporation and (ii) the Conversion Rate, each share of Series G Preferred Stock shall have a Stated Value of $1,000.

Dividends

Each outstanding share of Series G Preferred Stock shall be entitled to cumulative annual dividends at the rate of 6% per annum of the Stated Value, which will accrue from the Issue Date and be payable if, when and as declared by the Board of Directors out of funds legally available therefore, to holders of record on the 10th business day prior to the Dividend Date each year that any shares of Series G Preferred Stock are outstanding. Any dividend payable hereunder may, at the option of the Company, be paid in cash or in shares of Common Stock valued at a price per share of Common Stock equal to the average closing price of the Common Stock for the five (5) trading days ending on the Dividend Date. In the event that the Board of Directors does not declare any dividends with respect to any Dividend Date, or pursuant to applicable law or contract the Corporation is not permitted to declare and pay a dividend, the unpaid dividend shall continue to accrue. In the event that the Corporation pays less than the full amount of accrued dividends to which holders of the Series G Preferred Stock shall be entitled, the dividend that is paid shall be distributed among the holders of the Series G Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled. Dividends, if paid hereunder, shall be paid on the Dividend Date. Dividends on account of arrearages for any past annual dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors of the Corporation.

Dividends on the Series G Preferred Stock shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends shall accrue on the basis of a 360-day year of twelve 30-day months.

Dividends on the Series G Preferred Stock will be junior to dividends on any series or class of Senior Stock, and if at any time any dividend on Senior Stock is in default, the Corporation may not pay any dividend on the Series G Preferred Stock until all accrued and unpaid dividends on the Senior Stock for all prior periods and the current period are paid or declared and set aside for payment. The Series G Preferred Stock will have priority as to dividends over the Common Stock and any other series or class of the Corporation’s Junior Stock, and no dividend may be paid on, and no purchase, redemption or other acquisition may be made by the Corporation of, any Junior Stock unless all accrued and unpaid dividends on the Series G

Preferred Stock for all prior periods and the current period have been paid or declared and set apart for payment. The holders of shares of the Series G Preferred Stock shall not be entitled to any dividends other than the dividends provided for in this paragraph 2.

Distributions Upon Liquidation, Dissolution or Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any Senior Stock, but before any distribution or payment shall be made to the holders of Junior Stock, the holders of the Series G Preferred Stock shall be entitled to be paid the Stated Value per share, and no more, in cash and/or in property taken at its fair value as determined by the Board of Directors, at the election of the Board of Directors. If such payment shall have been made in full to the holders of the Senior Stock, and if payment shall have been made in full to the holders of Series G Preferred Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the net assets of the Corporation distributable among the holders of all outstanding shares of the Series G Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be distributed among the holders of the Series G Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation into or with another corporation or corporations, entity or other entities, nor the sale of all or substantially all of the assets of the Corporation shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph 3. Notwithstanding anything herein to the contrary, while any shares of Series G Preferred Stock are outstanding, the Corporation shall not establish any additional series of Senior Stock (exclusive of the Series A 8% Cumulative Convertible Preferred Stock, the Series B 8% Cumulative Convertible Preferred Stock, the Series C 8% Convertible Preferred Stock, and the Series E 10% Cumulative Convertible Preferred Stock which has been authorized as of the date of this Certificate of Designation), or any series that is pari passu with the shares of the Series G Preferred Stock upon liquidation, dissolution or winding up of the affairs of the Corporation, without the prior affirmative vote of a majority of the shares of the outstanding Series G Preferred Stock.

Conversion Rights

The Series G Preferred Stock shall be convertible into Common Stock as follows:

Optional Conversion. Subject to and upon compliance with the provisions of this paragraph 4, at any time following the Issue Date, the holders of the Series G Preferred Stock shall have the right to convert their shares of Series G Preferred Stock into fully paid and nonassessable shares of Common Stock, at the Conversion Rate then in effect for the sub-series of Series G Preferred Stock and upon the terms hereinafter set forth; provided, however, the holder’s right to convert the shares of Series G Preferred Stock shall terminate at such time as the shares of Series G Preferred Stock are mandatorily converted pursuant to paragraph 4(a)(ii) below. Notwithstanding anything to the contrary herein, the holders of the Series G Preferred Stock shall not have the right to convert the Series G Preferred Stock into more than 19.9% of the issued and outstanding shares of the Corporation’s Common Stock as of the Issue Date unless the Corporation shall, prior to such conversion, have received approval from its stockholders, if required, in accordance with the rules of the American Stock Exchange. Any attempted conversion of the Series G Preferred Stock shall not become effective if such conversion would cause the sum of (i) the shares to be issued upon such conversion and (ii) the aggregate number of shares of Common Stock issued prior thereto upon the conversion of Series G Preferred Stock, to exceed 19.99% of the issued and outstanding shares of the Corporation’s Common Stock as of the Issue Date.

Mandatory Conversion. In the event that the Market Price of the Common Stock on any trading day after the Issue Date is equal to or greater than $9.00 per share (as adjusted to equitably reflect any stock splits, stock dividends, or any combinations or reclassification of the Common Stock), then the Corporation shall have the right, exercisable within 30 days after each and every date on which the Market Price of the Common Stock equals or is greater than $9.00 per share, to cause the conversion of all, but not less than all, of the then outstanding shares of Series G Preferred Stock into fully paid and nonassessable shares of Common Stock. Any such mandatory conversion shall be effected at a Conversion Price equal to the maximum Conversion Price for each sub-series of Series G Preferred Stock. In the event that the Corporation elects to mandatorily convert the Series G Preferred Stock pursuant to this subparagraph 4(a)(ii), then it shall promptly provide all holders of the Series G Preferred Stock with written notice of such action, which written notice shall contain instructions as to how the holders of the Series G Preferred Stock can exchange the certificates representing their shares of Series G Preferred Stock for shares of Common Stock. The conversion under this subparagraph 4(a)(ii) shall be deemed effective as of the date notice of such conversion is mailed to the holders of the Series G Preferred Stock. Notwithstanding that the certificates evidencing any shares of Series G Preferred Stock so converted by the Corporation shall not have been surrendered, all rights pertaining to such shares of Series G Preferred Stock shall terminate effective as of the date the Corporation mailed notice of the mandatory conversion to the holders of the Series G Preferred Stock, except only the right of the holders to receive the shares of Common Stock upon surrender of their Series G Preferred Stock certificates therefor.

Mechanics of Conversion. The holder of any shares of Series G Preferred Stock may exercise the conversion right specified in subparagraph 4(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by Conversion Notice specifying the number of shares to be converted; provided that the Corporation shall not be obligated to issue to any such holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Series G Preferred Stock are either delivered to the Corporation or any transfer agent of the Corporation. Conversion of the shares may be exercised in whole or in part by the holder by delivering (i) an executed and completed notice of conversion and (ii) the certificate representing the shares of Series G Preferred Stock being converted, to the Corporation or the transfer agent. Conversion shall be deemed to have been effected on the first date when both the exercise notice and the certificates for shares to be converted have been received by the Corporation or the transfer agent (such date is referred to herein as the “Conversion Date”). Subject to the provisions of subparagraph 4(d)(iv), as promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in subparagraph 4(f). Subject to the provisions of subparagraph 4(d)(iv), the person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series G Preferred Stock surrendered for conversion (in the case of conversion pursuant to subparagraph 4(a)), the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series G Preferred Stock representing the unconverted portion of the certificate so surrendered.

Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series G Preferred Stock. If more than one share of Series G Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series G Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series G Preferred Stock, the Corporation shall pay cash in respect of such fractional interest in an amount equal to that fractional interest multiplied by the Conversion Rate.

Conversion Rate Adjustments. The Conversion Rate shall be subject to adjustment from time to time as follows:

Stock Dividends, Subdivisions, Reclassifications or Combinations. If the Corporation shall (A) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (B) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (C) combine or reclassify the outstanding Common Stock into a smaller number of shares, the Conversion Rate Bracket in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted. For example, upon a two-for-one stock Common Stock split, the maximum and minimum Conversion Prices of each Conversion Rate Bracket shall be divided by two. Successive adjustments in the Conversion Rate Bracket shall be made whenever any event specified above shall occur.

Other Distributions. In case the Corporation shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (A) of shares of any class other than its Common Stock or (B) of evidence of indebtedness of the Corporation or any subsidiary of the Corporation or (C) of assets (excluding cash dividends or distributions, and dividends or distributions referred to in subparagraph 4(d)(i) above), or (D) of rights or warrants (excluding those referred to in subparagraph 4(d)(i) above), each holder of a share of Series G Preferred Stock shall, upon a conversion after such record date, receive, in addition to the shares of Common Stock to which he is entitled, the amount of such shares, indebtedness or assets (or, at the option of the Corporation, cash equal to the value thereof at the time of distribution as determined by the Board of Directors in its sole discretion) that would have been distributed to such holder if he had exercised his right to convert immediately prior to the record date for such determination. The determination of the amount of such shares, indebtedness or assets that each holder of Series G Preferred Stock will be entitled to receive upon a conversion after the record date shall be fixed on the record date and shall be calculated based on the actual Conversion Price on the record date.

Consolidation, Merger, etc. In case the Corporation, (i) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) shall permit any other person to consolidate with or merge into the Corporation and the Corporation shall be the continuing or surviving person, but, in connection with such consolidation or merger, the Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) shall effect a capital reorganization or reclassification of the Common Stock (other than a capital reorganization or reclassification resulting in the issue of additional shares of Common stock for which adjustment is provided in this paragraph 4); then, and in each such case, proper provision shall be made so that each share of Series G Preferred Stock then outstanding shall be converted into, or exchanged for, one share of preferred stock of the acquiring corporation entitling the holder thereof to all of the rights (including voting rights), powers, privileges and preferences with respect to the acquiring corporation to which the holder of a share of Series G Preferred Stock is entitled with respect to the Corporation, and being subject with respect to the acquiring corporation to the qualifications, limitations and restrictions to which a share of Series G Preferred Stock is subject with respect to the Corporation. Notwithstanding the foregoing, in the event that the shares of Series G Preferred Stock shall be converted into, or exchanged for shares of preferred stock of the acquiring corporation, the Conversion Price of the shares issued by the acquiring corporation shall not be based on the Market Price but rather shall be fixed based on the Conversion Rate in effect on the day prior to the consummation of the merger or consolidation.

Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this subparagraph (d) shall require that any adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (A) issuing to the holder of any share of Series G Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to subparagraph (e) of this paragraph 4, provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

Statement Regarding Adjustments. Whenever the Conversion Rate shall be adjusted as provided in subparagraph 4(d), the Corporation shall forthwith file, at the office of any transfer agent for the Series G Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by registered or certified mail, return receipt requested, postage prepaid, to each holder of shares of Series G Preferred Stock at its address appearing on the Corporation’s records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subparagraph 4(f).

Notice to Holders. In the event the Corporation shall propose to take any action of the type described in clause (d) (but only if the action would result in an adjustment in the Conversion Rate), (ii) or (iii) of subparagraph 4(d), the Corporation shall give notice to each holder of shares of Series G Preferred Stock, in the manner set forth in subparagraph 4(f), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Series G Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 10 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not, however, affect the legality or validity of any such action.

Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series G Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series G Preferred Stock in respect of which such shares are being issued.

Reservation of Shares. The Corporation shall reserve at all times so long as any shares of Series G Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series G Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series G Preferred Stock.

Valid Issuance. All shares of Common Stock which may be issued upon conversion of the shares of Series G Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result (including, without limitation, any action which would cause the Conversion Price to be less than the par value, if any, of the Common Stock).

Voting Rights

The holders of record of shares of Series G Preferred Stock shall be entitled to the following voting rights:

The holders of Series G Preferred Stock shall be entitled to vote upon all matters presented to the stockholders, together with the Common Stock as one class. Each share of Series G Preferred Stock shall entitle the holder thereof to that number of votes equal to the number of shares of Common Stock into which each such share of Series G Preferred Stock would have been convertible, if such conversion had taken place on the record date set for determining stockholders entitled to vote at a meeting or the date of the consent of stockholders if action is being taken by written consent.

So long as any shares of Series G Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required under the Delaware General Corporation Law, without first obtaining the approval of at least a majority of the then outstanding shares of Series G Preferred Stock, given in person or by proxy either by written consent or at a meeting at which the holders of such shares shall be entitled to vote separately as a class, the Corporation shall not (A) create, authorize or issue any other class or series of preferred stock on a parity with, or having greater or preferential rights than, the Series G Preferred Stock with respect to liquidation, (B) directly or indirectly, redeem, repurchase or otherwise acquire for value, or set aside for payment or make available for a sinking fund for the purchase or redemption of, any stock ranking junior to on a parity with the Series G Preferred Stock, or (C) enter into any agreement which would prohibit or restrict the Corporation’s right to pay dividends on the Series G Preferred Stock.

As otherwise provided by the Delaware General Corporation Law.

Exclusion of Other Rights

Except as may otherwise be required by law, the shares of Series G Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Corporation’s Certificate of Incorporation.

Headings of Subdivisions

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Severability of Provisions

If any right, preference or limitation of the Series G Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

Status of Reacquired Shares.

Shares of Series G Preferred Stock which have been issued and reacquired in any manner or converted shall (upon compliance with any applicable provisions of the laws of the State of Delaware) not be reissued as Series G Preferred Stock, but shall have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.

IN WITNESS WHEREOF, this Certificate has been made under the seal of the Corporation and the hands of the undersigned as of                     , 2004.

/s/
Name:	Bruce Korman
Title:	President

Attest:

/s/
Edmund King, Secretary